

October 9, 2014

<u>Via E-mail</u>
Mr. François Boulanger
Executive Vice President and Chief Financial Officer
CGI Group Inc.
1350 René-Lévesque Boulevard West
15th Floor
Montréal, Québec
Canada H3G 1T4

  Re: CGI Group Inc.
    Form 40-F for the year ended September 30, 2013
    Filed December 23, 2013
    File No. 000-29716

Dear Mr. Boulanger:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Daniel L. Gordon

      Daniel L. Gordon
      Senior Assistant Chief Accountant